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January 31, 2008


Marc D. Thomas
Office of International Corporate Finance
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Re:  Gmarket Inc.
     Form 20-F for Fiscal Year Ended December 31, 2006
     Filed May 8, 2007
     File No. 0-52060


Dear Mr. Thomas,

We acknowledge that we are in receipt of a SEC staff comment letter, dated December 31, 2007, regarding clarification of certain items in our Form 20-F for fiscal year ended December 31, 2006. As we have mutually agreed, we expect to file our substantive response to the comment letter by the end of the week of January 28, 2008 or during the week of February 4, 2008.



Sincerely,

/s/ Young Bae Ku

Young Bae Ku
Chief Executive Officer